June 17, 2005

Mr. Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance, Room 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Zix Corporation Supplemental Response concerning Registration Statement on Form S-3 File No. 333-120548

Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005 File No. 0-17995

Dear Mr. Shuman:

Form S-3

SEC Comment:

1.	Please refer to comment 6 of our letter dated May 19, 2005. We note intent to file your amended legal opinion either as an exhibit to a pre-effective amendment to your S-3 or as an exhibit to a Form 8-K. Please file an amended legal opinion as an exhibit to your Form S-3.

Company Response:

Yes, the Company will do so.

Form 10-K

Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue recognition

SEC Comment:

2.	Please refer to comment 6 of our letter dated May 19, 2005. As previously requested, tell us how you considered footnote 1 of SOP 81-1 with regards to your service contracts offered on a stand-alone basis. Tell us the specific accounting literature you relied upon in accounting for such contracts, and provide us with analysis, which demonstrates how that literature applies to you. Your prior response addressed your accounting for services sold in connection with your products (i.e., instead of on a stand-alone basis). If the Company does not offer stand-alone services, then please revise your disclosures in future filings to clarify your accounting for such services. Quantify the amount of revenues associated with initial set-up fees relating to the PocketScript product line. If material, supplementally clarify the nature of these costs and tell us how you account for the revenue applicable to this element in your e-prescribing service arrangements.

Company Response:

The Company’s prior response did address services sold in connection with our products. The Company does not sell, nor sold in 2004, stand alone services. The Company will revise our disclosures in future filings to clarify that we do not offer stand alone services.

The Company’s PocketScript e-prescribing services have been treated as multiple element arrangements with separate units of accounting using EITF 00-21. Revenue in 2004 for initial set up and deployment of hardware devices was $1,519,000. The Company completed 1,961 installations resulting in average revenue of $775 per installation. The costs associated with these revenues are the cost of the hardware, shipping, and personnel costs associated with the installation/delivery. The direct costs are approximately $625 per installation. Revenue for the initial set-up (PDA hardware device, installation and delivery) is derived under the residual method and recognized when installation or delivery is complete.

To further clarify, the Company does not bill or record revenue separately for the “set-up” service; it is part of total installation and delivery element which includes both hardware and set-up. Correspondingly, set up costs are not accounted for separately and are part of the delivery and installation costs that are recorded when the revenues are recognized when the product (hardware) is deployed (installed and functioning).

Note 7. Intangible Assets and Goodwill

SEC Comment:

3.	Please refer to comment 8 of our letter dated May 19, 2005. Please clarify your statement that the accounting for the impairment charge was “more accurately guided by SFAS 144” given your historical classification of the amortization of these intangibles to the cost of sales. Tell us how you considered EITF 96-9 by analogy when classifying the write-down as an element of operating expense instead of the cost of sales. Please be advised that the amortization expense, including any write-downs of capitalized software should be included in cost of revenues pursuant to Question 17 of SFAS 86 FASB Staff Implementation Guide.

Company Response:

Essential to our recording the impairment as a separate operating expense line item is the Company’s belief that the entire write down was directly attributable and identifiable to a “decision” to exit an activity and as such was guided by SFAS 144.

EITF 96-9 has similarities that warrant consideration. However, the Company’s impairment charge also has some distinct and important differences from the concerns outlined in EITF 96-9 regarding the ability to differentiate between a write down attributed to “exiting” versus “normal, recurring activities integral to the management of the ongoing business.”

The considerations and Company conclusions made were as follows regarding key elements of EITF 96-9.

1)	The Company was able to clearly distinguish that the write down was directly attributed to the voluntary decision to exit as opposed to a write down that was the result of market factors that are independent from a voluntary decision to exit. There remains a market for the technology that was written down; however, the Company elected to focus attention elsewhere due to cash flow constraints.

2)	The Company believes that this decision, its timing and impact is considered as a non-recurring event that is not integral to the management of the ongoing business.

3)	The Company was seeking the most beneficial disclosure to the investor and concluded that separate disclosure on the face of the financials of the impairment $675,000 rather than including it in Costs of Sales ($15,878,000) was a more transparent disclosure of the event.

Note 10. Notes Payable

Convertible Promissory Note

SEC Comment:

4.	Please refer to comment 9 of our letter dated May 19, 2005. Your response indicates that you are still conducting the research required to account for the modification of the convertible notes. Tell us what stage your evaluation is at. Explain the delay in determination of your expected accounting for the modification given the fact that a definitive agreement was reached on April 13, 2005 and the terms of the modification are known.

Company Response:

The Company has completed its analysis, reached preliminary conclusions on the accounting issues, and is finalizing these conclusions and relevant amounts. This is subject to final internal review and consultations concerning independent valuation that are in process. The Company has identified at least three significant terms of the agreement that required an evaluation for accounting purposes: (1) the potential change in exercise price of a portion of the detachable warrants, (2) the 5% premium on the first two payments, and (3) the existence of a “beneficial conversion feature”. After research and review of the applicable accounting literature, the Company has the following preliminary conclusions related to these issues:

•	Since the change in exercise price of warrants is a new feature in the agreement, re-valuation of the warrants should be performed based on the market conditions and potential redemptions that existed on April 13, 2005. The probable increase in the relative fair value of the warrants will be recorded as an increase to the discount on the notes and amortized using the effective interest method (EITF 00-19, APB 14).

•	The 5% premium on the two installments, which is a new term in the restructuring, should be accreted to the notes payable using the effective interest method. (EITF 00-27, paragraphs 26-28).

•	The Company’s ability to repay the two installments of the debt with stock issued at a 10% discount represents a beneficial conversion feature (EITF 98-5, paragraph 1). This feature should be valued using the intrinsic value method after taking into consideration the applicable discounts resulting from the revised value assigned to the warrants and from the 5% premiums relating the convertible notes payable discussed above (EITF 00-27, paragraphs 6-7) and recorded as increases to additional paid-in-capital and discount on notes payable. The discount will be amortized using the effective interest method through the redemption dates of the first two installments containing the beneficial conversion feature (EITF 00-27, paragraph 19).

The final entries required to record the restructuring agreement are pending a third-party valuation of the warrants and the revised debt. The Company believes that the process and length of time required to properly research and review these accounting matters is on track and progressing well.

Note 22. Subsequent Events

SEC Comment:

5.	Please refer to comment 10 of our letter dated May 19, 2005. You indicate in your response that the Company did not meet the criteria in paragraph 30 of SFAS 144, as “management did not have the authority to approve the plan and had made no commitment to sell the assets as of December 31, 2004.” Clarify for us, who had the authority to approve the plan.

Company Response:

The Board of Directors had the sole authority to approve the plan. Management sought and gained Board approval on March 7, 2005.

SEC Comment:

6.	Please refer to comment 10 of our letter dated May 19, 2005. You indicate in your response that upon sale of the Web Inspector and Message Inspector product lines the Company allocated 50% of the carrying amount of the Elron goodwill to the carrying amount of assets sold in the gain / loss calculation in accordance with paragraph 39 of SFAS 142. Tell us how you determined the relative fair value of the business to be disposed of and the portion of the reporting unit that will be retained and provide a recap of your analysis. Clarify for us, the other material products, if any, associated with the Elron acquisition that the Company is still actively selling.

Company Response:

Partial integration into the eSecure reporting unit had occurred regarding the Elron acquisition. To estimate relative fair values resulting from this partial integration, the Company looked primarily at the work force in place from the Elron acquisition and examined the percentage of these employees who were still with the Company after the sale of the Elron acquired products to CyberGuard. The work force in place and the specific skills and knowledge they possessed were key components of the goodwill value. The Company calculated on a person by person basis that 50% of the in place work force has remained and has been integrated into the eSecure (Communications Protection Reporting Unit) and is actively providing benefit now and is expected to continue to do so in the future. There are several key benefits that were integrated into the reporting unit as a whole that survived after the sale to Cyberguard relative to this work force. For example:

1)	There is an in place sales force that now sells the products of the entire reporting unit with sales methods and knowledge of selling into smaller accounts, into new vertical market segments and utilizing mass market lead generation strategies.

2)	There is an established reseller network and knowledge of reseller management that has now been integrated into the reporting unit and is actively selling other reporting unit products.

3)	A north-east based regional office has been integrated and serves as a regional management hub.

4)	There is an expertise in different methods of email content scanning that has been integrated with the knowledge base of the reporting unit as a whole.

ZixCorp currently is not actively selling any material products associated with the Elron acquisition.

     We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Brad Almond at (214) 370-2097, if you have any questions regarding the foregoing. Thank you.

Very truly yours, Ronald A. Woessner Sr. Vice President and General Counsel

cc:	Adam F. Halper, Division of Corporate Finance